

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 28, 2006

Mr. Victor P. Stabio
Chief Executive Officer
Hallador Petroleum Company
1660 Lincoln St. #2700
Denver, Colorado 80264-2701

   Re: **Hallador Petroleum Company**
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed April 14, 2006
      Response Letter Dated October 23, 2006
      File No. 0-14731

Dear Mr. Stabio:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2005

General

1. Please submit your letter of correspondence to us dated October 9, 2006 on EDGAR, as well as any future correspondence.

2. An amendment will be required to comply with your reporting obligations, which include filing a statement of changes in stockholders' equity, correcting the characterization of various transactions in your statements of cash flows, identifying the preparer of your oil and gas reserve information, providing details

of your coal sales agreement, and correcting information about your reporting of changes in internal controls over financial reporting. These matters were detailed in prior comments 1, 2, 4, 5, 6, 8 and 9. We have provided further clarification on some of these points in this comment letter, and are requesting that you provide additional information about your accounting and disclosure for certain transactions. You may wish to submit draft amendments with proposed revisions marked to show all changes and cross referenced by comment number.

Financial Statements

3.   We have read your response to prior comment one explaining that you have chosen to disregard the requirement of Item 310(a) of Regulation S-B to file a statement of changes in stockholders' equity because you do not wish to burden readers with unnecessary disclosure. As the accommodation in Rule 3-04 of Regulation S-X is not available to small business filers, we believe you will need to amend your filing to include a statement of changes in stockholders' equity covering each of your two preceding fiscal years.

4.   We have read your response to prior comment two, indicating that you believe presenting the expenditure to purchase limited partner interests in Hallador Petroleum LLP, a separate legal entity in which you held a 70 percent interest, as a $1.2 million financing cash outflow is consistent with the guidance in paragraph 20 of SFAS 95.

        The guidance you cite would generally pertain to acquisitions of your own equity securities (i.e. those of Hallador Petroleum Company), rather than those of other separate legal entities, whether or not consolidated. The guidance in paragraph 17(b) is most typically followed when reporting cash expenditures to acquire equity instruments of other enterprises. Tell us why you believe this guidance does not apply to you.

Note 3 – Stock Options and Bonus Plans, page 23

5.   In response to prior comment 4 you acknowledge that you did not properly report cash expenditures related to your purchase of stock options from employees in your statements of cash flows for 2004. We believe it will be necessary to amend your filing to correct your financial statements for this item. As previously advised, we believe you should disclose how you have been accounting for the options since issuance, along with details sufficient to understand the circumstances under which you decided to repurchase the earlier awards, and the manner of determining that $2.80 was the appropriate reference in calculating the amounts paid. On a related point, please also disclose the line item in your

statements of operations reflecting the $1,305,000 expense in 2004, and your rationale for reporting the charge in this manner.

Note 6 – Reserve Data (Unaudited), page 25

6.   We note your response to prior comment five, stating that you are not aware of any requirement to identify the individual who prepared your reserve estimates, and that you would like to understand the purpose of our request.

       While there is no requirement to have information about your oil and gas reserves prepared by external parties, or to disclose instances where you have engaged third parties in this capacity, since voluntary disclosure indicating you have placed reliance on others in preparing your report may be interpreted as suggesting a division of responsibility, and given the general significance of reserve estimates to the preparation of financial statements, such disclosure should include the identity of the individual or firm rendering the service to provide a minimal degree of clarity. Of course, the expectation is that you also obtain permission from the external party in making this reference.

       Since you have chosen to disclose that your oil and gas reserve estimates were prepared by a "sole-proprietor consulting petroleum engineer," further clarification is appropriate.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Financial Statements

Balance Sheet, page 2

7.   We have read your response to prior comment seven in which you indicate that you have assigned a value of $1.5 million to your guarantee of Sunrise's $30 million line of credit, and recorded that item as an investment in Sunrise as of June 30, 2006 in accordance with FIN 45. However, it is unclear why you have recorded this amount as an asset on your balance sheet, rather than as a liability. Please submit the analysis that you prepared under FIN 45 in support of your accounting treatment.

Management's Discussion and Analysis, page 8

8.   We note your response to prior comment 8, indicating that you believe the coal agreement is not significant. We believe that it will be necessary to revise your disclosure to provide further details of your arrangement, and to clarify your views on significance. Please ensure that you identify the parties to the contract and explain which party will be paying the $0.10 to $0.25 per ton figures mentioned in your reply, and which party will be selling the coal at $27 per ton. As you describe the agreement as a settlement, the nature of the claim being settled should be clear. Please revise accordingly.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Financial Statements

Note 5 – Sunrise Coal Acquisition, page 10

9.   We note your disclosure under point (g) on page 25 of the Form 8-K/A that you filed on October 16, 2006, indicating that Sunrise Coal LLC issued shares to Yorktown Energy Partners VI, L.P. in conjunction with your $7 million advance. Expand that disclosure and the related information under this heading to specify the total number of outstanding Sunrise Coal LLC shares immediately before and after this issuance. Also disclose the manner by which you hold your 60 percent interest. It should be clear whether you have acquired shares that were already outstanding or whether additional shares were issued.

On a related point, please clarify in the disclosure that net proceeds from Hallador were $2.5 million, as indicated by your disclosure on page 13 of the Form 8-K/A that you filed on October 16, 2006, if true. Please be sure to describe the transaction giving rise to the $5 million payable offsetting the $7.5 million figure.

10.   Please disclose under this heading the terms and status of the long-term contract to supply coal mentioned on page 11 of the Form 8-K/A that you filed on October 16, 2006. Also address your productive capabilities, with reference to historical levels of production, relative to your obligations under the contract. The disclosure in the Form 8-K/A should also be expanded to include the accounting methodology applied and the rationale.

11.   Disclose the extent to which the unfunded commitment to expend an additional $13 million on the activities of Sunrise Coal LLC is reflected in the amounts you recorded in applying purchase accounting. Also disclose the amount of the contract termination obligation that is reflected in the liabilities assumed in your acquisition, and the assumptions you have made in assigning this value.

Note 6 – Investment in Savoy, page 11

12.   Please expand your disclosure to explain how the sale of 1,893,000 common shares to Yorktown Energy Partners VI, L.P. factored into your purchase of the 32 percent interest in Savoy Energy LLP from that entity.

Management's Discussion and Analysis, page 15

13.   We see that you are reporting coal reserves of 35 million tons; and understand from your disclosure on page 7 that you are utilizing the units-of-production method of amortizing various mine related costs, including those associated with mine development, asset retirement obligations, and leases. Given the apparent significance of your newly acquired coal mining operation, and that you have not previously reported information about the underlying properties, please amend your filing to disclose the information required under Industry Guide 7 for companies engaged in mining operations. Also, submit documentation supporting your characterization of the quantities reported as reserves.

Form 8-K/A Filed October 16, 2006

Pro Forma Financial Statements, page 21

14.   Expand all disclosures of your pro forma adjustments to include your rationale for making each adjustment.

15.   Given that you have described the agreement as requiring contributions to Sunrise Coal LLC of $13 million, an entity that you have undertaken to consolidate, explain your presentation of the "future required contributions" as a liability. Please read the conceptual information in paragraphs 36 through 40 of CON 6, and cite the applicable features of the arrangement when preparing your response to this comment.

16.   Disclose the amount of the impairment charge related to the Howesville Mine recognized in June 2006, referenced on page 13.

17.   We note you have included a pro forma adjustment for your acquisition of an equity interest in Savoy Energy, L.P., although you have made no mention of this in the introductory language on page 21. Please amend your filing to include the information specified in Rule 11-02 of Regulation S-X. The manner by which you have calculated your pro forma adjustment, including the amortization mentioned on page 12 of your Form 10-QSB covering the quarter ended September 30, 2006, should be clear. Submit the financial statements of Savoy Energy, L.P., which you relied upon in preparing this adjustment, and provide any underlying calculations.

18.   Given the disparity between the historical property values of Sunrise Coal LLC, and the amounts you have ascribed to property, disclose the reasons you found it unnecessary to provide a pro forma adjustment for DD&A. On a related point, please also disclose the reserve quantities held by the entity, which comply with the definitional criteria set forth in Industry Guide 7 for mining companies.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief